 Exhibit 99.1

Millar Western Forest Products Ltd.

Financial Statements
December 31, 2010

March 1, 2011

Independent Auditor’s Report

To the Shareholder of Millar Western Forest Products Ltd.
We have audited the accompanying financial statements of Millar Western Forest Products Ltd. which comprise the balance sheets as at December 31, 2010 and 2009 and the statements of operations and comprehensive earnings (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Millar Western Forest Products Ltd. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

Millar Western Forest Products Ltd.
Balance Sheet
As at December 31

(expressed in thousands of Canadian dollars)

	2010	2009
	$	$
Assets
Current assets
Cash and cash equivalents	45,064	61,186
Accounts and other receivables	39,202	32,098
Inventories (note 3)	62,111	53,943
Prepaid expenses	8,615	4,748
Future income taxes (note 13)	1,711	1,596

	156,703	153,571
Property, plant and equipment (note 4)	132,729	117,692
Intangibles and other assets (note 5)	59,590	64,875

	349,022	336,138
Liabilities
Current liabilities
Accounts payable and accrued liabilities	42,095	40,620
Current portion of long-term debt (note 7)	876	784
	42,971	41,404
Long-term debt (note 7)	203,562	215,155
Other obligations (note 8)	7,282	5,317
Future income taxes (note 13)	7,651	4,498
	261,466	266,374
Shareholder’s Equity
Share capital (note 9)	-	-
Retained earnings	87,556	69,764
	87,556	69,764
	349,022	336,138

The accompanying notes are an integral part of the financial statements.

Approved by the Board of Directors

Millar Western Forest Products Ltd.
Statement of Retained Earnings
For the years ended December 31

(expressed in thousands of Canadian dollars)

	2010	2009	2008
	$	$	$
Balance – Beginning of year	69,764	77,247	105,578
Transition adjustment on adoption of new accounting standards	-	-	(6,811)
Net earnings (loss) for the year	17,792	(7,483)	(21,520)
Balance – End of year	87,556	69,764	77,247

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Statement of Operations and Comprehensive Earnings (Loss)
For the years ended December 31

(expressed in thousands of Canadian dollars)

	2010	2009	2008
	$	$	$
Revenue	292,377	255,010	329,562
Cost and expenses
Cost of products sold	184,249	186,636	223,450
Freight and other distribution costs	49,565	53,391	69,774
General and administration	13,882	12,329	13,040
Depreciation and amortization (note 2)	11,029	21,011	21,763
	258,725	273,367	328,027
Operating earnings (loss)	33,652	(18,357)	1,535
Financing expenses – net (note 10)	(16,781)	(18,097)	(18,210)
Unrealized exchange gain (loss) on long-term debt	10,716	31,730	(43,073)
Other (expenses) income (note 12)	(6,837)	(10,156)	33,083
Earnings (loss) before income taxes	20,750	(14,880)	(26,665)
Income taxes (recovery) (note 13)	2,958	(7,397)	(5,145)
Net earnings (loss) and comprehensive earnings (loss) for the year	17,792	(7,483)	(21,520)

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Statement of Cash Flows
For the years ended December 31

(in thousands of dollars)

	2010	2009	2008
	$	$	$

Cash (used in) provided from

Operating activities
Net earnings (loss) for the year	17,792	(7,483)	(21,520)
Items not affecting cash
Depreciation and amortization	11,029	21,011	21,763
Future income taxes (recovery)	3,038	(7,372)	(5,036)
Unrealized exchange (gain) loss on long-term debt	(10,716)	(31,730)	43,073
Unrealized loss (gain) on derivative contracts	3,126	2,587	(2,870)
Insurance Proceeds for Fox Creek mill (note 11)	-	-	(30,929)
Reforestation expense	7,001	6,178	4,158
Loss on disposal of property, plant and equipment	1,119	1,785	4,606
Inventory valuation	(2,785)	(1,611)	(4,090)
Other	550	(41)	(666)

	30,154	(16,676)	8,489
Reforestation expenditures	(4,693)	(4,770)	(4,083)

	25,461	(21,446)	4,406
Changes in non-cash working capital (note 19)	(19,743)	15,395	14,358

	5,718	(6,051)	18,764

Investing activities
Additions to property, plant and equipment	(22,156)	(3,586)	(2,325)
Changes in working capital for investing activities	1,154	-	-
Proceeds on disposal of property, plant and equipment	330	119	1,244
Insurance proceeds for Fox Creek Mill (note 11)	-	25,929	5,000
(Increase) decrease in other assets	(384)	(934)	356

	(21,056)	21,528	4,275

Financing activities
Repayments of long-term debt	(784)	(702)	(629)

(Decrease) increase in cash and cash equivalents	(16,122)	14,775	22,410

Cash and cash equivalents – Beginning of year	61,186	46,411	24,001

Cash and cash equivalents – End of year	45,064	61,186	46,411

Cash and cash equivalents are composed of
Cash on deposit	45,009	57,458	6,007
Short-term investments	55	3,728	40,404

	45,064	61,186	46,411

Supplementary cash-flow information (note 19)

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

1	Nature of operations and significant accounting policies

Nature of operations

The Company is an integrated wood products company producing lumber and pulp. The lumber segment consists of sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of pulp. Inter-segment transfers of logs and chips are recorded at transfer prices intended to approximate fair market value. Results of operations are presented net of these transfers.

Basis of presentation and summary of significant accounting policies

The financial statements are expressed in Canadian dollars and have been prepared by management in accordance with accounting principles generally accepted in Canada. Because the precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant areas requiring estimates are inventory valuation, asset retirement obligations and impairment of long-lived assets. Actual results could differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

	a)	Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, less cheques issued at year-end that have not been processed by the Company’s financial institution, and include money-market instruments with maturity dates of less than three months from the date they are acquired.

	b)	Inventories

Pulp, lumber and log inventories are recorded at the lower of cost and net realizable value. Net realizable value represents the estimated selling price for inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Operating and maintenance supplies are recorded at average cost.

Cost of products sold, as presented in the statements of operations, includes all inventories expensed in the period, as well as changes in inventory valuation provisions.

(1)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

c)	Property, plant and equipment

Property, plant and equipment are recorded at original cost less accumulated amortization. Expenditures for additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to earnings. Upon retirement, disposal or destruction of property, plant or equipment, its costs and related amortization are removed from the accounts, with any gain or loss reflected in earnings.

Amortization of the cost is calculated using the straight-line method, over the useful life of various assets as described below. Amortization is not calculated on assets under construction until the assets are placed into use.

The estimated useful lives of the various components of the Company’s major asset classes are as follows:

Buildings – Sawmill	8 – 60 years
Buildings – Pulp mill	15 – 60 years
Process equipment - Sawmill	5 – 50 years
Process equipment - Pulp mill	5 – 50 years
Mobile equipment	3 – 15 years
Furniture, office and computer equipment	5 – 50 years
Roads, yards and bridges	10 – 50 years

d)	Intangible assets

Intangible assets are recognized at cost and measured subsequently at cost less accumulated amortization. The Company’s intangible assets consist of timber rights for fixed-quota volumes, Forest Management Agreement (“FMA”) costs, power purchase rights and computer software.

Timber rights for fixed-quota volumes are recorded at cost and are amortized on the basis of the volume of timber harvested in a period not exceeding the 20 years determined by the related agreements.

FMA costs include the cost of the initial acquisition of the FMA and costs related to the development and submission of detailed forest management plans (“DFMP”) required under the agreement. The initial acquisition cost is amortized on a straight-line basis over the 20-year term of the agreement, while the cost related to the DFMP is amortized over 10 years, the expected useful life of the plan.

Power purchase rights are recorded at cost and amortized on a straight-line basis over the term of the underlying agreements.

Computer software costs are recorded at cost and amortized on a straight-line basis over five to thirteen years.

(2)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

e)	Impairment of long-lived assets

In the event that facts or changes in circumstances indicate that the carrying value of the Company’s long- lived assets, which include property, plant and equipment, timber rights, FMA costs, software and power purchase rights, may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying amount of the asset is not recoverable from the undiscounted cash flows, then an impairment loss, if any, is recognized for the excess of the carrying amount of the asset over its fair value.

f)	Asset retirement obligations

The Company records the estimated fair value of a liability for asset retirement obligations in the period a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and amortized over its useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of settlement.

The Company harvests timber under various timber rights and the FMA. Estimated future reforestation obligations are accrued and charged to log inventories at the time the timber is harvested, based on the estimated fair value of the future obligation. The reforestation obligation is reviewed periodically, and changes to estimates are recorded to inventory and earnings.

g)	Revenue recognition

Revenue is derived from the sale of products and is recognized when goods are shipped, title has passed to the customer, amounts are known and collection is reasonably assured. Revenue received in advance of shipment is deferred and recognized when goods are shipped and title has passed to the customer.

h)	Interest capitalization

Borrowing costs that are attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to prepare for its intended use or sale are capitalized as part of the cost of the asset. Borrowing costs include interest on the long-term debt and line of credit.

i)	Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred, unless technical and market viability of a development project have been established and costs are deferred. No development costs have been deferred to date.

(3)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

j)	Income taxes

The Company follows the asset-and-liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax liabilities or assets are measured using substantively enacted rates anticipated to apply in the periods in which the differences are expected to reverse. The effect of a change in tax rates on future income tax liabilities and assets is recognized in earnings in the period in which the change occurs. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

k)	Foreign currency translation

The Company has no operations outside of Canada; however, the Company does have a significant exposure to foreign-currency exchange-rate movements as a result of its long-term debt and export sales being denominated in U.S. dollars.

Foreign currency transactions are translated into Canadian dollars by applying exchange rates in effect at the transaction date. At each reporting period end, monetary assets and liabilities denominated in foreign currencies are converted to Canadian dollars at rates of exchange prevailing on that date. Gains and losses from translation are included in earnings.

l)	Financial instruments

Financial assets

The Company classifies its financial assets in the following categories: at fair value through earnings, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets at fair value through earnings are financial assets held for trading, and include cash and cash equivalents and derivative instruments. Financial assets at fair value through earnings are carried at fair value, with changes in fair value recorded in other income.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, and include accounts and notes receivable. Loans and receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective-interest method, less provision for impairment. A provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due, according to the original terms of the instrument.

(4)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

Financial liabilities

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective-interest method. Borrowings are recognized initially at fair value, and transaction costs are expensed. Borrowings are subsequently stated at amortized cost; any difference between the proceeds and the redemption value is recognized in earnings over the period of the borrowings using the effective-interest method. Borrowings are classified as current liabilities, unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Derivative financial instruments

From time to time, the Company enters into derivative contracts in order to minimize risk. These may include: forward-exchange contracts to hedge a portion of the Company’s expected foreign-currency-denominated revenue over periods of up to 12 months into the future; forward-sales contracts for pulp or lumber to minimize the impact of market volatility on its product sales; and forward-purchase contracts for natural gas to reduce the impact of market volatility on its gas purchases. Derivative contracts are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at fair value. The Company does not enter into speculative contracts and does not apply hedge accounting; therefore, unrealized gains and losses on derivatives are recorded in earnings at each period end. The Company has reviewed all significant contractual agreements and determined that there are no material embedded derivatives that must be separated from the host contract and recorded at fair value. Details of the Company’s classification of financial instruments are provided in note 16.

m)	Employee benefit plans

The Company has defined-contribution plans providing pension benefits to most of its employees. Effective January 1, 2000, the Company established a supplementary defined-benefit pension plan for certain key employees. The Company accrues its obligations under the defined-benefit plan and the related costs, net of plan assets. The cost of pensions under this plan is determined using the projected- benefit method, prorated on service and management’s best estimates of expected plan investment performance, salary increases and retirement ages of employees in the plan. The discount rate used to determine the interest cost on the accrued benefit obligation is a market rate based on the yield of high- quality debt instruments at the beginning of the year. Past service costs from plan initiation are amortized on a straight-line basis over the average remaining service period of plan members. The expected return on plan assets is based on the fair value of plan assets. Cumulative actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the market value of the plan assets are amortized over the expected average remaining service period of active plan members, which is eight years.

(5)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

2	Changes in accounting estimates

During the latter part of 2009, the Company undertook a comprehensive review of the useful lives of all its depreciable long-term assets and the related depreciation methods. As a result of this review, the Company determined that the assets' useful lives should be extended and, therefore on January 1, 2010, adjusted its depreciation rates on a prospective basis, with no change to comparative periods. The change had the effect of decreasing depreciation and amortization by approximately $7.3 million in 2010, based on the net book value of property, plant and equipment and intangible assets at December 31, 2009.

The following categories of assets had a change in useful lives:

	Estimated useful lives (yrs)

	2010	2009

Buildings – Sawmill	8 - 60	20
Buildings – Pulp mill	15 - 60	40
Process equipment – Sawmill	5 - 50	15
Process equipment – Pulp mill	5 - 50	25
Mobile equipment	3 - 15	5 - 8
Furniture, office and computer equipment	5 - 50	5 - 10
Roads, yards and bridges	10 - 50	10
Computer software	5 - 15	5

3	Inventories

	2010	2009
	$	$

Logs	18,690	17,493
Pulp	16,486	12,156
Lumber	14,238	11,292
Operating and maintenance supplies	12,697	13,002

	62,111	53,943

Total log-and-finished-products inventory includes a valuation provision of $0.1 million (2009 – $2.9 million).

(6)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

4	Property, plant and equipment

			2010

		Accumulated
	Cost	depreciation	Net
	$	$	$

Lumber mills
Buildings	29,792	14,132	15,660
Process equipment	95,918	55,876	40,042
Mobile equipment	11,973	7,249	4,724
Furniture, office and computer equipment	3,171	2,734	437
Pulp mill
Buildings	22,610	13,392	9,218
Process equipment	181,955	143,489	38,466
Land	1,799	-	1,799
Roads	7,481	5,751	1,730
Capital projects in progress	20,653	-	20,653

	375,352	242,623	132,729

Included in the capital projects in progress, the Company has capitalized interest expense related to the construction of the Fox Creek mill of $0.4 million for 2010.

			2009

		Accumulated
	Cost	depreciation	Net
	$	$	$

Lumber mills
Buildings	29,809	13,633	16,176
Process equipment	96,143	53,902	42,241
Mobile equipment	11,110	7,097	4,013
Furniture, office and computer equipment	3,059	2,713	346
Pulp mill
Buildings	22,610	13,066	9,544
Process equipment	180,676	141,393	39,283
Land	2,002	-	2,002
Roads	7,448	5,661	1,787
Capital projects in progress	2,300	-	2,300

	355,157	237,465	117,692

(7)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

5	Intangibles and other assets

			2010

		Accumulated
	Cost	amortization	Net
	$	$	$

Timber rights	12,066	2,146	9,920
FMA	5,568	3,059	2,509
Computer software	9,552	9,259	293
Power purchase rights	67,783	24,374	43,409

	94,969	38,838	56,131
Notes receivable (note 15)			2,196
Pension asset			958
Other			305

			59,590

			2009

		Accumulated
	Cost	amortization	Net
	$	$	$

Timber rights	12,066	2,073	9,993
FMA	6,784	3,301	3,483
Computer software	9,490	9,226	264
Power purchase rights	67,783	20,033	47,750

	96,123	34,633	61,490
Notes receivable (note 15)			2,425
Pension asset			742
Other			218

			64,875

	2010	2009	2008
	$	$	$
Amortization
Timber rights	73	512	718
FMA	425	552	544
Computer software	35	1,522	1,550
Power purchase rights	4,341	4,341	4,341

(8)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

Power purchase rights

Since 2001, the Company has been party to agreements granting rights to a portion of the electricity generated by two power plants in Alberta. These agreements give the Company the entitlement and obligation to purchase, at largely predetermined prices, approximately 80 megawatts of electricity. The Company sells the electricity purchased under these agreements at prevailing market prices. At the same time, the Company purchases electricity for its operations at prevailing market prices. These power purchase rights are in effect through December 31, 2020.

6	Revolving credit facility

On September 24, 2010, the Company and its lender agreed to extend the $50 million revolving credit facility to November 15, 2013. The credit facility was undrawn at December 31, 2010, and December 31, 2009. The facility is subject to a borrowing formula based upon the levels of inventory and accounts receivable. The amount available at December 31, 2010, under the facility was $50.0 million (2009 – $47.4 million), of which $3.8 million (2009 – $3.5 million) was committed to letters of credit. The interest rate on this facility is floating and may, at the Company’s option, be based upon the Bank Prime Rate, U.S. Base Rate, or LIBOR, plus a spread of 2.25%. Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

7	Long-term debt

	2010	2009
	$	$

Unsecured senior notes – US$190,000	188,974	199,690
Power purchase rights loan #1	13,080	13,745
Power purchase rights loan #2	2,384	2,504

	204,438	215,939
Less: Current portion	876	784

	203,562	215,155

Principal repayments required are as follows:

$

2011	876
2012	978
2013	190,066
2014	1,220
2015	1,362
Thereafter	9,936

(9)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

In 2003, the Company issued approximately $250 million (US$190 million) of unsecured senior notes due November 15, 2013, that bear interest at a rate of 7.75%, payable semi-annually on May 15 and November 15 of each year. The notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.

The indenture governing the unsecured senior notes contains restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates.

In 2006, the Company was provided with a $15.6 million loan to acquire additional power purchase rights as described in note 5. The loan is repayable in equal monthly payments of $0.2 million, including principal and interest, from May 31, 2006, to December 31, 2020. Interest is accrued on the loan at an effective annual rate of 12%.

In 2007, the Company was provided with a further $5.1 million loan in connection with the sale of power purchase rights that took place in 2006. The loan is non-interest bearing and is repayable in equal annual payments of $0.4 million from February 23, 2008, to December 31, 2020. The loan was initially recorded at fair value using an effective annual interest rate of 9.75%, resulting in a reduction in the carrying value of the debt from $5.1 million to $2.7 million.

Collateral for both of the power purchase rights loans consists of a first charge on the additional interest acquired and an obligation to provide a letter of credit to the lender if the net present value of the Company’s power purchase rights falls below a predetermined level. As at December 31, 2010, a letter of credit was not required.

8	Other obligations

	2010	2009
	$	$

Reforestation obligations
Balance – Beginning of year	10,931	10,922
Accrual for the year	8,337	4,779
Expenditures during the year	(4,693)	(4,770)

Balance – End of year	14,575	10,931
Less: Current portion, included in accrued liabilities	7,983	6,733

	6,592	4,198
Long-term incentive plan and other obligations	690	1,119

	7,282	5,317

(10)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

The gross estimated cash flows required to settle the reforestation obligations have been discounted using credit-adjusted risk-free rates ranging from 4.74% to 7.75% and are expected to be incurred as follows:

$

2011	8,286
2012-2013	4,971
2014-2015	1,657
2016 – 2017	829
After 2017	828

16,571

9	Share capital

Authorized
Unlimited number of common shares
Issued and fully paid
	2010	2009
	$	$
15,000,001 common shares	-	-

10	Financing expenses

	2010	2009	2008
	$	$	$

Interest expense on long-term debt	16,544	17,886	18,637
Interest expense capitalized (note 4)	(381)	-	-
Other interest and bank charges	991	745	852
Interest income	(373)	(534)	(1,279)

	16,781	18,097	18,210

(11)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

11	Insurance proceeds for Fox Creek mill

On August 29, 2008, the Company’s Fox Creek wood products operation suffered a fire that extensively damaged the sawmill, rendering it permanently inoperable. The facility was insured at replacement cost. On February 17, 2009, the Company and the insurer agreed to a replacement cost value of up to $38.5 million, assuming the sawmill was rebuilt, and an actual cash value of the loss of $30.9 million, assuming the sawmill was not rebuilt. At December 31, 2008, the Company had received an advance of $5.0 million related to the claim; on March 20, 2009, the Company received the $25.9 million outstanding on the actual cash value. This left an amount of up to $7.6 million potentially payable under the replacement cost provision.

In June 2010, the Company announced its decision to rebuild the sawmill, with construction commencing in the third quarter. The Company and the insurer will identify those project costs eligible for reimbursement under the replacement cost provision, and the Company will record additional insurance proceeds, if any, as income in the period in which the uncertainties relating to potential recoverable amounts are resolved.

At December 31, 2010, the Company had spent $18.3 million on the Fox Creek reconstruction project and had outstanding commitments for an additional $24.0 million.

12	Other income (expenses)

	2010	2009	2008
	$	$	$

Loss on disposal of property, plant and equipment	(1,119)	(1,785)	(4,606)
Other exchange (loss) gain	(2,593)	(6,078)	5,024
Unrealized gains (losses) on derivative contracts	(3,125)	(2,534)	2,669
Fox Creek insurance claim (note 11)	-	(205)	30,929
Other	-	446	(933)

	(6,837)	(10,156)	33,083

(12)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

13	Income taxes

The following analysis describes the difference between the effective tax rate reflected in the provision for income taxes and the statutory rates applicable to the Company.

	2010	2009	2008
	$	$	$

Earnings (loss) before income taxes	20,750	(14,880)	(26,665)

Income taxes (recovery) based on combined federal and provincial income tax rates of 35% (2009 – 36%; 2008 – 36.5%)	7,262	(5,357)	(9,733)

Increase (decrease) resulting from
Manufacturing and processing deduction of 7%	(1,452)	1,042	1,867
Non-taxable portion of unrealized (gain) loss on debt	(1,500)	(4,601)	6,353
Non-taxable portion of capital gains	(10)	(54)	(3,781)
Non-taxable income and other items		406	(550)
SRED Investment tax credits - net	(910)	-	-
Impact of enacted rates	(432)	1,167	699

Income taxes (recovery)	2,958	(7,397)	(5,145)

Current income taxes (recovery)	(80)	(25)	(109)
Future income taxes (recovery)	3,038	(7,372)	(5,036)

Income taxes (recovery)	2,958	(7,397)	(5,145)

At December 31, 2010, the Company had approximately $ 40.1 million of federal and $39.6 million of provincial non-capital losses available to reduce future years’ income for tax purposes, subject to confirmation by taxation authorities. The losses for both jurisdictions commence expiry in the December 31, 2027, taxation year.

(13)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

Significant components of the Company’s future income tax assets and liabilities are as follows:

	2010	2009
	$	$

Future income tax assets
Reforestation costs	3,283	2,646
Research and development expenditures	498	451
Non-capital loss available for carry forward	9,863	13,367
Investment tax credits	1,349	397
Other accrued liabilities	810	150

	15,803	17,011

Future income tax liabilities
Property, plant and equipment	(12,993)	(12,190)
Unrealized foreign-exchange gain on debt	(7,612)	(6,272)
Long-term debt	(1,138)	(1,404)
Other	-	(47)

	(21,743)	(19,913)

Net future income tax liability	(5,940)	(2,902)

As reported on the balance sheet
Future income tax assets	1,711	1,596
Future income tax liabilities	(7,651)	(4,498)

Net future income tax liabilities	(5,940)	(2,902)

14	Employee benefit plans

Defined-contribution plans

The total expense for the Company’s defined-contribution plans is as follows:

	2010	2009	2008
	$	$	$

Plans providing pension benefits	2,492	2,028	3,044

Defined-benefit pension plan

On January 1, 2000, the Company established a supplementary defined-benefit pension plan for certain key employees. Contributions by the Company are made in accordance with independent actuarial valuations. The effective date for the latest actuarial valuation was December 31, 2008.

(14)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

Information regarding this plan is as follows:

	2010	2009
	$	$

Change in benefit obligation
Obligation – beginning of year	3,176	2,471
Actuarial loss	1,366	606
Current service cost	78	50
Benefits paid	(131)	(131)
Interest cost	193	180

Obligation – End of year	4,682	3,176

Change in plan assets at fair value
Plan assets – beginning of year	2,879	2,348
Employer contributions	526	526
Actual return on plan assets	128	136
Benefits paid	(131)	(131)

Plan assets – End of year	3,402	2,879

Reconciliation of funds status
Plan deficit	(1,280)	(297)
Unamortized past service costs	257	323
Unamortized actuarial loss	1,981	716

Net plan asset	958	742

Components of pension expense
Current service costs	78	50
Interest costs	193	180
Expected return on plan assets	(27)	(61)
Amortization of actuarial loss		-
Amortization of past service costs	66	66

Net expense	310	235

	%	%

Plan assets by asset category
Equity securities	28	25
Debt securities	22	23
Other	50	52

Total	100	100

(15)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

The significant actuarial assumptions used are as follows:

	2010	2009
	%	%

To determine benefit obligation at end of year
Discount rate	5.3	6.2
Rate of compensation increase	4.0	4.0
Expected long-term rate of return on plan assets	2.5	2.5

15	Related-party transactions

The Company enters into transactions with Millar Western Industries Ltd. (“Industries”), its parent company, which are recorded at the exchange amounts. Management is unable to determine whether the transacted amounts noted below are different from amounts that would have been recorded on similar transactions with unrelated parties.

	a)	The Company earned revenue from Industries as follows:

	2010	2009	2008
	$	$	$

Administration fees	295	272	279

Included in accounts receivable relating to these transactions	30	31	30

b)	The Company incurred costs charged by Industries as follows:

		2010		2009		2008
	$		$		$

Chemical purchases and other services		2,426		2,648		2,599

Included in accounts payable relating to these transactions		152		341		141

c)	In June 2009, unsecured loans were issued to select officers of the Company, are repayable on demand and bear interest at an annual rate of 5%. At December 31, 2010, the balance of loans receivable is $2.2 million (US$2.2 million) (2009 – $2.4 million).

(16)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

16	Financial instruments and financial risk factors

a)	Carrying and fair value of financial instruments by category

					2010
			Other
	Held for	Loans and	financial	Carrying	Fair
	trading	receivables	liabilities	value	value
	$	$	$	$	$

Financial assets
Cash and short-term investments	45,064	-	-	45,064	45,064
Accounts receivable
Trade and other	22	38,207	-	38,229	38,229
Derivatives	332	-	-	332	332

	354	38,207	-	38,561	38,561

Other assets	-	2,314	-	2,314	2,314

	45,418	40,521	-	85,939	85,939

Financial liabilities
Accounts payable and accrued liabilities
Trade and other	-	-	33,993	33,993	33,993
Derivatives	3,277	-	-	3,277	3,277
Long-term debt	-	-	204,438	204,438	199,892

	3,277	-	238,431	241,708	237,162

(17)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

					2009
			Other
	Held for	Loans and	financial	Carrying	Fair
	trading	receivables	liabilities	value	value
	$	$	$	$	$

Financial assets
Cash and short-term investments	61,186	-	-	61,186	61,186

Accounts receivable
Trade and other	14	30,988	-	31,002	31,002
Derivatives	133	-	-	133	133

	147	30,988	-	31,135	31,135

Other assets	-	2,643	-	2,643	2,643

	61,333	33,631	-	94,964	94,964

Financial liabilities
Accounts payable and accrued liabilities
Trade and other	-	-	32,872	32,872	32,872
Derivatives	-	-	-	-	-
Long-term debt	-	-	215,939	215,939	162,292

	-	-	248,811	248,811	195,164

Cash and short-term investments and derivative instruments are measured at fair value. CICA Handbook section 3862, Financial Instruments – Disclosures, requires classification of these items within a hierarchy that prioritizes the inputs to fair value measurements. The three levels of the fair value hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly;

Level 3 – inputs that are not based on observable market data.

The fair value of the cash and short-term investments is measured based on Level 1 inputs, while the fair value of derivatives is determined using Level 2 inputs.

(18)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

The fair value of short-term financial assets and liabilities, which includes accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value due to the short-term nature of these financial assets and liabilities.

The fair value of the senior notes included in long-term debt at December 31, 2010, is estimated to be US$183.4 million (2009 – US$138.7 million) based upon the most recent bid price. The fair value of the power purchase rights loans at December 31, 2010, is estimated to be $17.5 million based on a market interest rate assumption of 7.99% .

The fair value of derivative instruments, which include foreign exchange contracts, and forward contracts for lumber, pulp and natural gas, is estimated by using market prices that the Company would pay or receive to settle the related arrangements.

b)	Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, foreign-currency risk, interest-rate risk, liquidity risk and credit risk. The Company’s risk-management strategy focuses on the unpredictability of financial and commodity markets and seeks to reduce related potential adverse effects on the Company’s financial performance.

Significant risks are regularly monitored and actions taken, as needed, in accordance with the Company’s risk-management policies. In addition, as required, these risks are reviewed with the Company’s Board of Directors. The Company’s methods for managing financial risks, outlined below, remain unchanged from the prior year.

c)	Market risk

From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially but may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in revenue at time of settlement or delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any unrealized gains or losses are included in other income (expenses). At December 31, 2010, the Company had $38.8 million in U.S.-dollar-denominated forward commodity contracts outstanding, with an unrealized loss of $3.3 million U.S. In 2010, the Company incurred losses on commodity contracts of $3.8 million U.S. (2009 – gain of $3.1 million).

d)	Foreign-currency risk

A foreign-currency risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company’s functional currency. The Company is exposed to foreign-currency risk arising primarily with respect to U.S.-dollar-denominated sales and long-term debt.

(19)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

A significant portion of the Company’s sales, approximately 72% of its 2010 revenue (2009 – 77%), are denominated in U.S. currency, and at December 31, 2010, the Company had $28.0 million (2009 – $20.7 million) in U.S.-dollar-denominated accounts receivable. Consequently, the Company is exposed to foreign-currency-exchange risk as changes in foreign currency rates affect the future cash flows of accounts receivable.

The impact on earnings of fluctuations in currency rates is somewhat offset by the corresponding fluctuations in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into forward- exchange contracts to sell U.S. dollars, but does not hold or issue foreign-currency financial instruments for speculative purposes. At December 31, 2010, the Company had US$6.0 million (2009 – nil) in outstanding forward-exchange contracts at an average contract rate of $1.05 (2009 – nil) and has recorded the amount of unrealized gain on these forward-exchange contracts of $0.3 million (2009 – nil) in other income.

The Company is exposed to a foreign-currency risk on the maturity of its US$190 million long-term debt; it has not entered into any financial instruments to mitigate this risk.

e)	Interest-rate risk

The interest rates on the Company’s long-term debt are fixed; consequently, the Company is exposed to fair-value changes on long-term debt when the market rate of interest changes. The interest rate on the Company’s revolving credit facility does fluctuate with the market; however, there is no balance drawn at December 31, 2010. The Company does not currently use any derivative instruments to manage its exposure to changes in market interest rates.

f)	Credit risk

Credit risk is the risk that customers or counterparties to certain financial contracts will fail to pay amounts due or perform their obligations under a contract. The Company is exposed to credit risk, primarily through its accounts receivable. The Company manages this risk through the establishment of credit policies and limits that are applied in the selection of counterparties and through ongoing management review of all receivable balances past due, with the objective of identifying at an early stage matters that could potentially delay the collection of funds. To mitigate the risk associated with customer or counterparty failure to meet obligations, the Company insures most trade receivables to 90% of the value of the invoice. The proportion of accounts thus insured amounted, at December 31, 2010, to 76% of the company’s total trade receivables; the remaining balance was predominantly represented by receivables with other forest products companies relating to fibre agreements, for which the Company held outstanding payables in similar amounts. The maximum exposure to credit risk for receivables at the reporting date was $39.2 million. The Company and the insurer work in concert to regularly review the creditworthiness of existing and future customers and ensure credit limits are commensurate with credit risk. All new customers must be insurable under the terms of the policy.

(20)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

The concentration of credit risk of accounts receivable is limited, as accounts receivable are widely distributed among customers and geographic locations.

	2010	2009
As at	$	$

Current	29,880	23,988
30-60 days	72	11
61-90 days	11	2
91-120 days	-	2
Greater than 120 days	-	-

Total trade receivables	29,963	24,003
Insurance proceeds	-	446
Other receivables	9,239	7,649

Total accounts receivable	39,202	32,098

During 2010, the Company recorded an allowance for bad debts of $0.1 million (2009 – $nil; 2008 – $1.0 million).

The Company has unsecured demand notes receivable (note 15(c)) with select officers of the Company.

g)	Liquidity risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows to identify potential financing requirements, and by maintaining access to additional financing in the form of a working- capital-supported revolving credit facility in the amount of $50 million, which is due November 15, 2013. This credit facility requires the Company to meet certain covenants. The Company was in compliance with these covenants at December 31, 2010.

The following are contractual cash-flow maturities (including interest) of financial liabilities:

	<1 year	1-2 years	3-5 years	>5 years	Total
	$	$	$	$	$

Long-term debt	17,205	17,205	211,298	13,160	258,868
Accounts payable and accrued liabilities	42,095	-	-	-	42,095

	59,300	17,205	211,298	13,160	300,963

(21)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

17	Capital management

The Company is privately owned and, accordingly, management defines capital as cash and shareholder’s equity, with the source of its capital being operations. It is the Company’s objective to manage its capital to ensureFINALadequate resources exist to support operations while maintaining business growth. The Company’s financial results are primarily influenced by the prevailing market prices for pulp and lumber and the relative value of the Canadian and U.S. dollars; therefore, it manages and adjusts its capital structure as needed, in light of the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new debt to replace existing debt with different characteristics.

The Company does not have any externally imposed capital requirements.

18	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to papermakers worldwide. Included in corporate and other are the combined results from the Company’s management and unallocated corporate and other expenses.

The accounting policies applied to the reporting segments are as described in note 1. The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses, other income or expense, or income taxes to its business segments. The Company accounts for inter- segment revenue and transfers as if the transfers were to third parties at current market prices.

Product segment

			Lumber
	2010	2009	2008
	$	$	$
Revenue	116,539	86,976	131,502
Cost of products sold	87,909	83,387	115,489
Freight and other distribution costs	9,810	10,828	18,477
Depreciation and amortization	3,985	9,264	9,746
	101,704	103,479	143,712
Operating earnings (loss)	14,835	(16,503)	(12,210)

(22)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

			Pulp
	2010	2009	2008
	$	$	$
Revenue	175,542	167,762	197,781
Cost of products sold	96,317	103,220	107,947
Freight and other distribution costs	39,755	42,563	51,297
Depreciation and amortization	6,965	10,214	10,309
	143,037	155,997	169,553
Operating earnings	32,505	11,765	28,228

		Corporate and other
	2010	2009	2008
	$	$	$
Revenue	296	272	279
Cost of products sold	23	29	14
General and administration	13,882	12,329	13,040
Depreciation and amortization	79	1,533	1,708
	13,984	13,891	14,762
Operating loss	(13,688)	(13,619)	(14,483)

			Total
	2010	2009	2008
	$	$	$
Revenue	292,377	255,010	329,562
Cost of products sold and administration	198,131	198,965	236,490
Freight and other distribution costs	49,565	53,391	69,774
Depreciation and amortization	11,029	21,011	21,763
	258,725	273,367	328,027
Operating earnings (loss)	33,652	(18,357)	1,535

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $6.1 million (2009 – $4.8 million; 2008 – $5.9 million).

(23)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

Expenditures on property, plant and equipment

	2010	2009	2008
	$	$	$

Lumber	20,391	2,858	1,303
Pulp	1,588	584	594
Corporate and other	177	144	428

	22,156	3,586	2,325

Identifiable assets

	2010	2009
	$	$

Lumber	150,095	127,845
Pulp	143,032	138,564
Corporate and other	55,895	69,729

	349,022	336,138

The Company’s assets are all located in Canada. Revenue is attributed to geographic locations based on shipping destination as follows:

Geographic sales revenue

	2010	2009	2008
	$	$	$

Canada	85,531	58,253	73,531
United States	52,498	48,710	79,536
Europe	40,816	28,489	43,732
Asia	100,423	106,283	108,284
Other	13,109	13,275	24,479

	292,377	255,010	329,562

(24)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

19	Supplementary cash-flow information

Changes in non-cash working capital

	2010	2009	2008
	$	$	$

Accounts receivable	(10,230)	(1,151)	(2,002)
Inventories	(5,384)	13,959	7,707
Prepaid expenses	(3,070)	4,815	3,876
Accounts payable and accrued liabilities	(1,059)	(2,249)	(568)
Income taxes	-	21	5,345

	(19,743)	15,395	14,358

Supplementary disclosures

	2010	2009	2008
	$	$	$

Interest paid	16,283	18,208	18,235

Income taxes (refunded) paid	(80)	(46)	(5,454)

20	Reconciliation of financial statements from Canadian GAAP to United States GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles conform in all material respects with those in the United States (“U.S. GAAP”) except as noted below.

Commencing in 2011, the Company will be adopting accounting principles in accordance with International Financial Reporting Standards (“IFRS”). Canadian companies that prepare their financial statements in accordance with IFRS are not required to reconcile to U.S. GAAP.

The following summary sets out the material adjustments to the Company’s reported earnings, comprehensive income (loss) and shareholder’s equity that would be made in order to conform to U.S. GAAP:

(25)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

	2010	2009	2008
	$	$	$

Net earnings (loss)
Net earnings (loss) for the year under Canadian GAAP	17,792	(7,483)	(21,520)
Amortization of debt issue costs (note b)	(509)	(509)	(509)

Net earnings (loss) for the year under U.S. GAAP	17,283	(7,992)	(22,029)

Comprehensive income (loss)
Net earnings (loss) for the year under U.S. GAAP	17,283	(7,992)	(22,029)
Change in pension funding (note a)	(899)	(349)	473

Comprehensive earnings (loss) for the year under U.S. GAAP	16,384	(8,341)	(21,556)

Accumulated other comprehensive (loss) – beginning of year	(799)	(431)	(904)
Change in pension funding (note a)	(899)	(348)	473

Accumulated other comprehensive loss – End of year	(1,698)	(779)	(431)

Shareholder’s equity
Shareholder’s equity under Canadian GAAP	87,556	69,763	77,247
Accumulated other comprehensive (loss) for U.S. GAAP	(1,678)	(779)	(431)
Net effect of deferred debt issue costs	1,485	1,994	2,516

Shareholder’s equity under U.S. GAAP – End of year	87,363	70,978	79,332

a)	Pension funding status

The Company adopted FAS 158, Employers’ Accounting for Defined Pension and Other Postretirement Plans, effective December 31, 2007. FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined-benefit post-retirement plan, as an asset or liability and to recognize changes in the funded status in the period in which they occur through comprehensive income. For the year ended 2010, the change in pension funding had an impact in other comprehensive income of $0.9 million (2009 – $0.5 million), net of taxes of $0.3 million (2009 – $0.2 million).

(26)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2010

(in thousands of dollars)

b)	Transaction costs on borrowings

The Company adopted Section 3855, Financial Instruments Recognition and Measurement for Canadian GAAP, effective January 1, 2008. As a result of adopting this new section, the Company elected to expense transaction costs on borrowing; on January 1, 2008, other assets were reduced by $4.0 million, future tax liabilities were reduced by $1.0 million, and opening retained earnings were reduced by $3.0 million, reflecting retrospective treatment.

Under U.S. GAAP, transaction costs on borrowings should continue to be deferred and amortized over the contractual life of the debt instrument. Accordingly, for U.S. GAAP, there would be an additional amortization charge to operations of $0.7 million (2009 – $0.7 million), net of taxes of $0.2 million (2009 – $0.2 million), resulting in an increase to U.S. GAAP retained earnings of $1.5 million at December 31, 2010 (2009 – $2.0 million).

21	Comparative figures

Certain 2009 and 2008 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2010.

(27)